Exhibit 97.1

Clawback Policy

(ORN LEG020 Clawback Policy)

Effective: August 8, 2023 (Version 0.0)

I. CLAWBACK EVENTS

A. Restatement Clawback

If Orion Group Holdings, Inc. (the “Company”) is required to undertake a Restatement, then the Company’s  Compensation Committee (see the below definition of “Committee”) of its Board of Directors (“Board”) will review all incentive-based compensation (whether in the form of cash or equity, including any award of stock options, restricted stock, performance shares, phantom stock, deferred stock units or restricted stock units) granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure (“Covered Compensation”) received by any Executive Officer of the Company during the Applicable Period (as defined below). If the amount of Covered Compensation received by such an Executive Officer would have been lower had it been determined based on such restated financial results, the Company shall provide each Executive Officer with a written notice and recover reasonably promptly the full amount of the excess portion of such Covered Compensation (a “Restatement Clawback”) that exceeds the amount that otherwise would have been received had it been determined based on the restated financial results without regard to any taxes paid. For purposes of this policy, an Executive Officer is deemed to have “received” Covered Compensation on the date that the applicable Financial Reporting Measure is satisfied or attained, regardless of when the Covered Compensation is actually awarded, vested or paid.

For the avoidance of doubt, if the conditions necessary to trigger a Restatement Clawback exist, the Committee is required to recover reasonably promptly the applicable amount of Covered Compensation under this policy, without giving consideration to any mitigating circumstances, including the relative culpability, if any, of the impacted Executive Officer(s) in the events that gave rise to the triggering Restatement. Notwithstanding the foregoing, if in connection with a Restatement Clawback: (i) after making a reasonable attempt to recover the excess Covered Compensation (with documentation showing such reasonable attempts provided to the NYSE), the Committee reasonably determines that the direct expense to be paid to a third party to recover such excess Covered Compensation would exceed the amount of the Covered Compensation to be recovered and, therefore, that recovery is impracticable, or (ii) the recovery of the Covered Compensation would cause the Company’s tax qualified retirement plan to fail to meet the requirements of Internal Revenue Code Section 401(a)(13) or 411(a), then in each case, the Company will not be required to seek recovery hereunder.

If the Committee cannot determine the excess portion of such Covered Compensation directly from the Restatement (such as awards based on stock price or TSR), then it will make its determination based on a reasonable estimate of the effect of the Restatement, and the Committee shall maintain documentation of such determination and provide it to the NYSE.

To the extent that the Executive Officer has already reimbursed the Company under any duplicative recovery obligations established by the Company or applicable law, such amount shall be credited to the amount to be recovered by the Company under Section 1.A. of this policy to avoid duplication.

B.Improper Conduct Clawback

If any Executive Officer has engaged in Improper Conduct (defined below) that either has resulted in, or could reasonably be expected to result in, an Adverse Effect, then the Committee may, if it determines appropriate in its sole discretion, after evaluating the associated costs and benefits, seek to recover all or any portion of Covered Compensation (on a pre- or post-tax basis, as determined by the Committee in its sole discretion) paid to any such Executive Officer during the Applicable Period (an “Improper Conduct Clawback”).

In determining the remedies, if any, to pursue in the event of an Executive Officer’s Improper Conduct, the Committee may take into account all relevant factors, including without limitation:

a.	the nature and severity of the Improper Conduct and its impact on the Company and its subsidiaries;

b.	the likelihood of success in taking action relative to the effort involved (e.g., the expense of recovering the applicable incentive compensation does not exceed the amount sought to be recovered);

c.	any pending or threatened legal proceedings relating to, directly or indirectly, the acts or omissions outlined herein, and any actual or anticipated resolution;

d.	whether taking action may prejudice the Company’s or its subsidiaries’ interests in any way; and

e.	the tax consequences to the Company or its subsidiaries of taking action.

For the avoidance of doubt, in exercising its business judgment in connection with an Improper Conduct Clawback, the Committee may consider any other factors it deems relevant in its determination.

II. DISCLOSURE

Not later than the filing of the next following proxy statement, the Company shall disclose to its shareholders, among other matters, the actions taken, or the decision not to take action, with regard to recovery or non-recovery, as the case may be, of Covered Compensation (including reporting the aggregate amounts recovered) related to any Restatement or to any Improper Conduct, so long as such event has been previously disclosed in the Company’s filings with the SEC in accordance with the requirements of the federal securities laws.

III. GENERAL

This policy shall apply to any Covered Compensation received by an Executive Officer from and after the date of adoption of this policy (regardless of the date on which such Covered Compensation was first granted or awarded to an Executive Officer if such Executive Officer served at any time during the applicable performance period relating to the Covered Compensation).

Both Restatement Clawbacks and Improper Conduct Clawbacks may be enforced by reducing or cancelling outstanding incentive compensation or equity awards, by requiring the return of shares issued in settlement of an award or the proceeds realized in any sale of the same, and by legal process asserting a claim for repayment. In addition, the Committee may take such other action permitted by law to enforce an Executive Officer’s obligations to the Company as it may deem appropriate in view of all of the facts surrounding the particular case. The vesting, payment or other receipt of any rights or benefits awarded by the Company to an Executive Officer that are subject to this policy may be suspended pending an investigation and final determination by the Committee with regard to any Restatement or alleged Improper Conduct that may be subject to a determination by the Committee under this policy.

For the avoidance of doubt, the Committee may, in its sole discretion and in the reasonable exercise of its business judgment, determine whether and to what extent additional action is appropriate to address the circumstances surrounding such Restatement or such Improper Conduct so as to minimize the likelihood of any recurrence and to impose such other discipline as it deems appropriate.

The Committee is authorized to interpret and construe this policy and to make all determinations necessary, appropriate, or advisable for the administration of this policy. It is intended that this policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the SEC and the rules of the NYSE.

Except as expressly provided herein, any determination of the Committee with respect to the application and operation of this policy shall be conclusive and binding on the Company and the relevant Executive Officer and their beneficiaries, heirs, executors, administrators or other legal representatives.

The Board may amend this policy from time to time in its discretion and shall amend this policy as it deems necessary. Notwithstanding anything in this section to the contrary, no amendment or termination of this policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any federal securities laws, SEC rule or NYSE rule.

In no event shall the Company indemnify or reimburse any Executive Officer any compensation required to be forfeited and/or returned to the Company as a result of a Restatement Clawback or Improper Conduct Clawback. Further, the Company is prohibited from paying or reimbursing an Executive Officer for purchasing insurance to cover any such loss.

By accepting any compensation as to which this policy applies, each Executive Officer agrees to the foregoing and agrees to forfeit and/or return compensation to the Company as provided by this policy, as the same may be modified by, or superseded by any replacement policy adopted by, the Committee. To the extent that an Executive Officer fails to repay all an amount under this policy to the Company when due, the Company shall take all actions reasonable and appropriate to recover such amount from the applicable Executive Officer. The applicable Executive Officer shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such amount in accordance with the immediately preceding sentence.

IV. DEFINITIONS

For purposes of this policy, the following terms shall have the following meanings:

1)“Adverse Effect” means any significant adverse impact on the reputation of, or a significant adverse economic consequence for, the Company or any of its affiliated companies, or any division or segment thereof.

2)“Applicable Period” means (i) in the case of any Restatement, the three-year period immediately preceding the date on which the Company is required to prepare the Restatement and any “transition period” as prescribed under Rule 10D-1 under the Exchange Act and (ii) in the case of any Improper Conduct, the three-year period preceding the date of the Improper Conduct, as determined by the Committee.

3)“Committee” means the Compensation Committee of the Board of Directors (provided it continues to be composed entirely of independent directors), or in the absence of such committee, a majority of independent directors on the Board of Directors.

4)“Exchange Act” means the Securities Exchange Act of 1934, as amended.

5)“Executive Officer” means any person who is or was during the Applicable Period an (i) “officer” of the Company, as determined pursuant to Rule 16a-1(f) promulgated under the Exchange Act (or any successor rule) or (ii) an “Executive Officer” of the Company, as determined pursuant to Section 303A.14 of the New York Stock Exchange’s Listed Company Manual.

6)   “Financial Reporting Measure” means any measure determined and presented in accordance with the accounting principles used in preparing the Company’s consolidated financial statements (and any measures that are derived wholly or in part from those measures), including GAAP and non-GAAP measures, as well as stock price and total shareholder return (TSR); provided, however, that a Financial Reporting Measure is not required to be presented within the Company’s financial statements or included in a filing with the SEC to qualify as a “Financial Reporting Measure” under this policy.

7)“Improper Conduct” means an Executive Officer’s willful misconduct (including, but not limited to, fraud, bribery or other illegal acts) or gross negligence, which, in either case, includes any failure to report properly, or to take appropriate remedial action with respect to, such misconduct or gross negligence by another person.

8)“NYSE” means The New York Stock Exchange.

9)“Restatement” means any required accounting restatement (occurring after the effective date of this policy) of any of the Company’s financial statements, due to material non-compliance with any financial reporting requirement under the Exchange Act or the Securities Act of 1933, as amended, to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. For purposes hereof, the Company will be deemed to have been “required” to prepare an accounting restatement on the date that is the earlier of (i) the date the Committee, any committee thereof or any officers of the Company authorized to take such action concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare a Restatement.

10)“SEC” means the Securities and Exchange Commission.

V.QUESTIONS

If you have any questions about this Policy, its guidelines or interpretation, or for confirmation, contact the Company’s General Counsel:

General Counsel

Orion Group Holdings, Inc. and Affiliates

12000 Aerospace Ave., Suite 300

Houston, TX 77034

Phone: 713-852-6505

Fax: 713-852-6530

Email:  gcounsel@orn.net

END OF POLICY